May 8, 2025

Bala Padmakumar
Chief Executive Officer and Chairman
ChampionsGate Acquisition Corporation
419 Webster Street
Monterey, CA 93940

       Re: ChampionsGate Acquisition Corporation
           Amendment No. 3 to Registration Statement on Form S-1
           Filed May 6, 2025
           File No. 333-283689
Dear Bala Padmakumar:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-1 filed May 6, 2025
Cover Page

1.     To the extent you have any plans to issue founder shares or Sponsor
HoldCo
       membership interests to third parties, including any non-managing HoldCo investors, please revise your disclosures where appropriate to briefly describe such plans. In this regard, we note that your cover page disclosure appears to suggest you may issue founder shares to non-managing HoldCo investors. We also note references elsewhere to indirect ownership of founder shares by non-managing HoldCo investors. See Item
       1602(b)(5) of Regulation S-K.
Use of Proceeds, page 78

2. We note your revised use of proceeds disclosure and the removal of the following items from the use of the net proceeds not held in the trust account:
 May 8, 2025
Page 2

             Legal, accounting, due diligence, travel, and other expenses in connection with any business combination;
           Legal and accounting fees related to regulatory reporting obligations; and
           Nasdaq continued listing fees.
       Please reinstate this disclosure, as applicable, or advise us why the company will not have to incur these expenses.
       Please contact Eric McPhee at 202-551-3693 or Mark Rakip at 202-551-3573 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Isabel Rivera at 202-551-3518 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Arila E. Zhou, Esq.